                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            -----------------------

                                  FORM 12b-25

                                                Commission File Number 000-22647
                                                --------------------------------


                          NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K
                  [ ] Form 10-Q   [ ] Form N-SAR


     For Period Ended: December 31, 1998

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -----------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I - REGISTRANT INFORMATION

Full Name of Registrant: Peritus Software Services, Inc.
Former Name if Applicable: Not applicable
Address of Principal Executive Office (Street and Number): Two Federal Street City, State and Zip Code: Billerica, Massachusetts 01821-3540

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected in its Form 10-K for the period ended December 31, 1998 as set forth in its press release dated February 18, 1999, a copy of which is attached hereto as Exhibit A.

                        PERITUS SOFTWARE SERVICES, INC.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 30, 1999                     By: /s/ John D. Giordano
                                             --------------------------------
                                          Name:  John D. Giordano
                                          Title: Vice President, Finance
                                                 and Chief Financial Officer

Exhibit A

                                                 Peritus Software Services, Inc.
                                                 For Immediate Release

          PERITUS SOFTWARE SERVICES, INC. REPORTS FOURTH QUARTER AND
                             1998 YEAR END RESULTS


BILLERICA, MA.--February 18, 1999--Peritus Software Services, Inc. (OTC:PTUS), a provider of solutions for software maintenance, today announced financial results for the fourth quarter and year ended December 31, 1998.

For the three months ended December 31, 1998, revenue decreased 60% to $5.7 million from $14.2 million in the three months ended December 31, 1997. For the year ended December 31, 1998, revenue decreased 21% to $31.5 million from $39.7 million in the year ended December 31, 1997. The revenue decrease was primarily attributable to reductions in license revenue of 90% and 56% for the quarter and year, respectively.

For the three months ended December 31, 1998, including charges totaling $2.1 million for restructuring and asset impairment, the Company's net loss decreased 92% to $5.3 million from $68.4 million for the three months ended December 31, 1997. The 1997 results included a charge of $70.8 million associated with the acquisition of Millennium Dynamics, Inc. (MDI). Excluding charges related to the MDI acquisition, restructuring and asset impairment, the Company's net loss was $3.2 million for the fourth quarter of 1998 versus net income of $2.4 million for the fourth quarter of 1997. The Company announced the details of its fourth quarter restructuring on December 2, 1998 and the $1.2 million charge recorded was consistent with the estimated amount. The Company also announced in December that it would review its property, plant and equipment to determine if any adjustment was required. The Company completed its review and the fourth quarter results include a write-down of $0.9 million to the carrying value of its property, plant and equipment primarily related to excess computer equipment and furniture.

For the year ended December 31, 1998, including charges totaling $11.1 million for restructuring and asset impairment, the Company's net loss decreased 60% to $26.7 million from $67.5 million for the year ended December 31, 1997. Excluding charges related to the MDI acquisition, restructuring and asset impairment, the Company's net loss was $15.5 million for the year 1998 versus net income of $3.3 million for the year 1997.

Commenting on the results, Dominic Chan, President and CEO said: "Our fourth quarter loss, although disappointing, is within the range we announced in early December. We continue to focus on improving our business as well as exploring strategic alternatives."

The Company stated that its ability to continue to finance operations is dependent upon its achieving a cash flow breakeven position and/or obtaining additional sources of financing. As disclosed in the Company's most recent Quarterly Report on Form 10-Q, there can be no assurance that the Company will achieve a cash flow breakeven position or that it will be able to raise additional financing.

Finally, the Company announced that it has retained Covington Associates to render financial advisory and investment banking services in connection with exploring strategic alternatives including the potential sale of the Company.

                                 About Peritus
                                 -------------

Peritus Software Services, Inc. is a quality provider of software maintenance solutions that boost the productivity, quality, and performance of IT systems. Using unique technologies and processes, Peritus transforms software maintenance into an efficient, cost-effective practice. Offerings include Software Asset Maintenance (SAM) tools and services for long-term software management, and Renovation Quality Evaluation (RQE) tools and services for Independent Verification and Validation of Year 2000 renovations. Founded in 1991, Peritus Software Services (OTC: PTUS) is headquartered in Billerica, MA. Visit our web site at http://www.peritus.com.
        ----------------------

This press release may contain certain forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such statements. Certain factors that could cause actual results to differ materially from those discussed in such forward-looking statements include the risks described in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, the Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, and other public filings made by Peritus with the Securities and Exchange Commission, which factors are incorporated herein by reference.

Contact: John Giordano
         Chief Financial Officer
         Peritus Softweare Services, Inc.
         978-670-0800
         Fax: 978-670-2060
         Internet: jgiordano@peritus.com
                   ---------------------

Peritus is a registered trademark and Software Asset Maintenance is a service mark of Peritus Software Services, Inc.

                        PERITUS SOFTWARE SERVICES, INC.
                CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                 (in thousands, except per share-related data)

                                                                Three Months              Year
                                                                    Ended                 Ended
                                                                December 31,           December 31,
                                                             ------------------     -----------------
                                                              1998        1997       1998       1997
                                                             --------    --------   --------   --------
Revenue
  Outsourcing services ..................................    $ 2,240     $ 2,905    $ 9,925    $11,447
  License ...............................................        842       8,551      9,444     21,255
  Other services ........................................      2,641       2,800     12,163      7,007
                                                             --------    --------   --------   --------
    Total revenue .......................................      5,723      14,216     31,532     39,709
                                                             --------    --------   --------   --------
Cost of revenue:
  Cost of outsourcing services ..........................      1,744       2,689      7,577      9,536
      Cost of license ...................................        111         260      1,631        690
  Cost of other services ................................      1,474       1,752      9,110      5,357
                                                             --------    --------   --------   --------
    Total cost of revenue ...............................      3,329       4,701     18,318     15,583
                                                             --------    --------   --------   --------
Gross Profit ............................................      2,394       9,515     13,214     24,126
                                                             --------    --------   --------   --------
Operating expenses:
  Sales and marketing ...................................      2,889       3,249     13,244      8,864
  Research and development...............................      1,333       2,746      8,528      8,324
  General and administrative.............................      1,449       1,459      7,466      4,312
  Impairment of long-lived assets .......................        924          --      5,218         --
  Restructuring charges .................................      1,188          --      5,906         --
  Write-off of acquired in-process R&D ..................         --      70,800         --     70,800
                                                             --------    --------   --------   --------
    Total operating expenses ............................      7,783      78,254     40,362     92,300
                                                             --------    --------   --------   --------
    Loss from operations ................................     (5,389)    (68,739)   (27,148)   (68,174)
Interest income, net ....................................         45         466        485        948
                                                             --------    --------   --------   --------
  Loss before gain on sale of majority-owned
    Subsidiary, income taxes and minority interest
    in majority-owned subsidiary ........................     (5,344)    (68,273)   (26,663)   (67,226)
Gain on sale of majority-owned subsidiary ...............         --          --        (11)        --
Provision for estimated income taxes ....................         --         156         25        260
Minority interest in majority-owned subsidiary ..........         --         (11)        (4)         4
                                                             --------    --------   --------   --------
  Net loss ..............................................     (5,344)    (68,418)   (26,673)   (67,490)
Accrual of dividends on Series A and B preferred stock ..         --          --         --        675
Accretion to redemption value of redeemable stock .......         --          --         --         57
                                                             --------    --------   --------   --------
Net loss available to common stockholders ...............     (5,344)   $(68,418)  $(26,673)  $(68,222)
                                                             ========    ========   ========   ========

Net loss per common share:
  Basic .................................................     $(0.33)    $ (4.93)  $  (1.65)  $  (7.03)
                                                             ========    ========   ========   ========
  Diluted ...............................................     $(0.33)    $ (4.93)  $  (1.65)  $  (7.03)
                                                             ========    ========   ========   ========
Weighted average common shares outstanding:
  Basic .................................................     16,344      13,868     16,177      9,708
                                                             ========    ========   ========   ========
  Diluted ...............................................     16,344      13,868     16,177      9,708
                                                             ========    ========   ========   ========

                        PERITUS SOFTWARE SERVICES, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEET
                                (In thousands)

                                                                December 31,      December 31,
                                                                    1998              1997
                                                                ------------      ------------
Assets
Cash and cash equivalents .................................      $ 3,378           $11,340
Short-term investments ....................................          500             3,000
Accounts receivable, net ..................................        3,720            12,627
      Costs and estimated earnings in excess of billings
on uncompleted contracts ..................................          951             2,547
  Prepaid expenses and other current assets ...............          816               710
                                                                ------------      ------------
    Total current assets ..................................        9,365            30,224

  Property and equipment, net .............................        3,848             3,859
  Intangible and other assets, net ........................          510             5,787
                                                                ------------      ------------
                                                                 $13,723           $39,870
                                                                ============      ============
Liabilities and Stockholders' Equity
Accounts payable ..........................................      $   462           $ 1,650
Billings in excess of costs and estimated earnings on
  uncompleted contracts ...................................          435               976
Deferred revebye ..........................................        1,890             2,818
Other accrued expenses and current liabilities ............        4,773             3,849
                                                                ------------      ------------
    Total current liabilities .............................        7,560             9,293

Long-term liabilities .....................................        1,353               572
                                                                ------------      ------------
Stockholders' equity ......................................        4,810            30,005
                                                                ------------      ------------
                                                                 $13,723           $39,870
                                                                ============       ===========